AVIS SELON L'ARTICLE 50 DE LA

 LOl SUR LES VALEURS MOBILIERES (QUÉBEC)

SELON LES EXIGENCES DE L'ARTICLE 106 DU

RÈGLEMENT SUR LES VALEURS M0BILIÈRES (QUÉBEC)

à l'occasion d'un échange d'actions lié à

 une opération de regroupement par voie d'arrangement

entre

 High Point Resources Inc.

 et

Enterra Energy Trust

1 °

Le nom et l'adresse de chacune des personnes morales faisant I'objet de I'opération de regroupement ou de restructuration avec une brève description de leurs activités

a)

High Point Resources Inc. (High Point)

Le siège social de Highpoint est situé au 255 – 5nd Avenue S.W., bureau 1400, Calgary (Alberta), T2P 3G6, alors que son bureau inscrit est situé au 350 - 7th Avenue SW., bureau 1400, Calgary (Alberta), T2P 3N9.

Highpoint s'occupe d'exploration et de mise en valeur de pétrolières et gazières dans I'Ouest canadien.

b)

Enterra Energy Trust (la fiducie)

Le siège social et la principale place d'affaires de la fiducie sont situées au 500-4th Avenue SW., bureau 2600, Calgary (Alberta), T2P 2V6.

La fiducie s'occupe d'acquérir, de posséder et d'exploiter des participations économiques directes et des participations de redevances dans des propriétés pétrolières et gazières et en répartir leur produit auprès de porteurs de parts sur une base périodique.

2°

Une description des valeurs qui font I'objet de l'échange

a) Les actions de High Point sont entièrement participantes et comportent des droits de vote. Les actions de High Point sont présentement inscrites à la cote de la Bourse de Toronto (la Bourse TSX), sous le symbole HPB.

b)

Les parts de la fiducie sont entièrement participantes et comportement droit de vote. Les parts de la fiducie sont présentement inscrites à la cote de la Bourse TSX sous le symbole ENT.UN et sur la NASDAQ sous le symbole EENC.

3°

Le nombre et la valeur de ces titres

a)

79 792 531 actions de High Point. 5 225 525 options d'achat d'actions de High Point sont en circulation. Le 30 mai 2005, le dernier jour de séance avant I'annonce de I'opération, le cours de clôture des actions de High Point à la Bourse TSX s'établissait à 1,78 $ 1'action. Le 15 juillet 2005, le cours de clôture était de 2,71 $ I'action.

b)

34 688 174 parts de la fiducie. Le 15 juillet 2005, le cours de clôture des parts de la fiducie à la Bourse TSX s'établissait à30,52 $ la part.

4°

Le mode d'évaluation de ces titres ainsi que la parité d'échange

Àdistance. Les actionnaires de High Point auront droit de recevoir 0,105 d'une part de fiducie pour chaque action de High Point (ou, a leur choix, 0,105 d'une action echangeable, chaque action echangeable entiere de AcquisitionCo donnant le droit d'acquerir une part de fiducie sans contrepartie additionnelle).

Les porteurs d'options peuvent choisir de participer à l'arrangement en levant leurs options, mais les actions de Highpoint qui seront émises lors de I'exercice des options d'achat d'actions de Highpoint ne pourront être échangées que contre 0,105 d'une part de fiducie.

La rémunération des placeurs pour compte se composera d'un montant au comptant égal a 6%  du produit brut du placement et les placeurs pour compte auront droit de souscrire à un nombre d'unités égal à 6% des unités vendus aux termes du placement. Chaque bon de souscription de rémunération des placeurs pour compte permettra à son porteur d'acheter une action ordinaire au prix de 2,25 $ pendant une période de deux ans à compter de la date de clôture. L'émetteur se prévaut de la dispense statutaire prévue à I'article 43 de la Loi sur les valeurs mobilières (Québec) pour le placement des bons de souscription de rémunération auprès des placeurs pour compte. En plus, le placement est effectué hors Québec par un émetteur qui ne réside pas au Québec à des placeurs pour compte dont le siège social West pas situé au Québec.

5°

Les conditions de réalisation et la date prévue de cette opération

i)

I'approbation des actionnaires de High Point;

ii)

I'obtention de I'ordonnance définitive de la Cour du Banc de la Reine de I'Alberta;

iii)

I'obtention de toutes les approbations des autres autorités de réglementation nécessaires ou souhaitables afin de donner effet aux opérations prévues dans I'arrangement et à la convention d'arrangement, y compris I'accord de la Bourse TSX.

iv)

les porteurs d'au plus 3 % des actions de High Point en circulation devront ne pas s'être prévalus de leur droit à la dissidence; et

v)

les autres conditions préalables prévues dans la convention d'arrangement particulières à High Point et à la fiducie.

6°

Le nom et l'adresse de tout intermédiaire rémunéré

Corporation FirstEnergy Capital

 333-7th Avenue S.W.

bureau 1600

Calgary (Alberta) T2P 2Z1

7° Le montant de cette remuneration

235 000 $ majorée d'une rémunération additionnelle de 0,35 % de la valeur de I'entreprise à la clôture si I'opération est réussie (soit environ 1,15 à 1,2 millions de dollars, y compris la rémuneration de base).

Montreal (Quebec), le 15 août 2005

GOWLING LAFLEUR HENDERSON S.R.L.

Par Leonard Serafini

dûment autorisé